September 20, 2010

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Stephani Bouvet

RE:     WTTJ Corp

          Registration Statement on Form 10-12G

Dear Ms. Bouvet:

WTTJ Corp. acknowledges the following:

1.   WTTJ Corp is responsible for the adequacy and accuracy of the disclosure in the above-mentioned filing;

2.   WTTJ Corp comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  WTTJ Corp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WTTJ Corp.

/s/Peter Klamka

__________________

Peter Klamka

President